Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial expenses, net. Our financial expenses, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, other fees and commissions paid to banks.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

Results of Operations

The following table presents consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2018 (Unaudited)		Six months ended June 30, 2019 (Unaudited)
	$	%	$	%
Revenues	171,603	100	142,164	100
Cost of revenues	115,250	67.2	91,171	64.1
Gross profit	56,353	32.8	50,993	35.9
Operating expenses:
Research and development, net	14,035	8.2	12,418	8.7
Selling and marketing	20,931	12.2	19,583	13.8
General and administrative	9,649	5.6	11,636	8.2
Total operating expenses	44,615	26.0	43,637	30.7
Operating income	11,738	6.8	7,356	5.2
Financial expenses, net	(4,680)	(2.7)	(2,939)	(2.1)
Taxes on income	(1,762)	(1.0)	(2,532)	(1.8)
Equity loss in affiliates	-	-	(314)	(0.2)
Net income	5,296	3.1	1,571	1.1

Six months ended June 30, 2019 compared to six months ended June 30, 2018

Revenues. Revenues decreased by 17.1% from $171.6 million in the first six months of 2018 to $142.2 million in the first six months of 2019, a decrease of $29.4 million. Revenues in India decreased from $80.3 million in the first six months of 2018 to $17.7 million in the first six months of 2019. Revenues in the Africa region increased from $5.6 million in the first six months of 2018 to $16.7 million in the first six months of 2019. Revenues in the APAC region increased from $23.2 million in the first six months of 2018 to $25.5 million in the first six months of 2019. Revenues in Latin America increased from $25.6 million in the first six months of 2018 to $36.1 million in the first six months in 2019. Revenues in the Europe region increased from $19.5 million in the first six months of 2018 to $21.0 million in the first six months of 2019. Revenues in North America region increased from $17.4 million in the first six months of 2018 to $25.2 million in the first six months of 2019.

Cost of Revenues.  Cost of revenues decreased by 20.8% from $115.2 million in the first six months of 2018 to $91.2 million in the first six months of 2019, a decrease of $24.0 million.
The decrease is mainly attributed to:

•	Lower material costs primarily due to lower volume of products revenues.
•	Partially offset by higher services subcontractors and employees’ costs, primarily resulting from an increased volume of services.

Gross Profit.  Gross profit as a percentage of revenues increased from 32.8% in the first six months of 2018 to 35.9% in the first six months of 2019. This increase is mainly attributed to the change in Company geographical revenue mix, which reflected proportionally lower revenues in India and Company`s cost reduction activities with respect to materials cost.

Research and Development Expenses, Net. Our research and development expenses, net, decreased by 11.4% from $14.0 million in the first six months of 2018 to $12.4 million in the first six months of 2019, a decrease of $1.6 million. The decrease was primarily due to deferral of $1.8 million expenses associated with a development project we do in collaboration with a business partner and a decrease of $0.6 million in salary and related expenses, partially offset by an increase of $0.5 million due to software maintenance expenses, an increase of $0.2 million in office related expenses and an increase of $0.1 million related to lower IIA (Israel Innovation Authority) grants. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 6.2% from $20.9 million in the first six months of 2018 to $19.6 million in the first six months of 2019, a decrease of $1.3 million. This decrease was primarily attributed to the decrease of approximately $0.6 million in commission expenses, decrease of $0.3 million in salary and related expenses and a decrease of $0.4 million in other sales and marketing expenses.

General and Administrative Expenses. General and administrative expenses increased by 20.8% from $9.6 million in the first six months of 2018 to $11.6 million in the first six months of 2019, an increase of $2.0 million. The increase was primarily due to an increase of $1.6 million related to strategic initiatives activities and an increase of $0.3 million in doubtful debt expenses.

Financial expenses, Net. Financial expenses, net, decreased by 38.3% from $4.7 million in the first six months of 2018 to $2.9 million in the first six months of 2019, a decrease of $1.8 million. This decrease was mainly attributable to a decrease in exchange rate differences related to our activity in Venezuela and India as well as a decrease in invoice factoring and letter of credit discounting expenses especially in India, partially offset by an increase in interest paid on loans.

Taxes on income. Taxes on income increased by 38.9% from $1.8 million in the first six months of 2018 to $2.5 million in the first six months of 2019, an increase of $0.7 million. This increase was mainly attributable to an increase in deferred tax expenses of $0.8 million, due to a deferred tax assets utilization in the first six months of 2019.

Net income. Net income decreased from $5.3 million in the first six months of 2018 to $1.6 million in the first six months of 2019, a decrease of $3.7 million. The decrease was attributable primarily to lower revenue that resulted lower gross profit as well as a higher tax expenses, offset by lower financial and operating expenses.

Equity loss in affiliates. Equity loss in affiliates for the first six months of 2019 was $0.3 million related to losses of an affiliate acquired on December 2018.

Liquidity and Capital Resources

As of June 30, 2019, we had approximately $29.0 million in cash and cash equivalents.

As of June 30, 2019, our cash investments were comprised entirely of short-term, highly liquid investments with original maturities of up to three months. Most of these investments were in U.S. dollars.

We have a committed credit facility with a maximum line of credit of $85 million in the form of bank guarantees and $40 million in the form of loans, available for our use from a syndicate of four banks, for which we pay commitment fees. The credit facility is provided by the syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us in accordance with the terms of the credit agreement which includes a framework for joint decision making powers by the banks. As of June 30, 2019, we had $31.1 million available under our credit facility in the form of loans and $65 million in bank guarantees were outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The credit agreement contains financial and other covenants requiring that we maintain, among other things, minimum shareholders` equity, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities. The credit facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.  As of June 30, 2019, the Company met all of its covenants.

Net cash used in operating activities was $7.1 million for the six months ended June 30, 2019.

In the first six months of 2019, our cash used in operating activities was affected by the following principal factors:

• a $10.2 million increase in trade receivables and other accounts receivables; and • a $20.8 million increase in inventories, net of write-offs.

These factors were offset mainly by:

•          our net income of $1.6 million;

•          a $4.4 million of depreciation expenses;

•          a $6.2 million increase in deferred revenues paid in advance;

•          a $1.2 million increase in stock based compensation expenses;

•          a $1.2 million decrease in deferred tax asset; and

•          a $9.5 million increase in trade payables and accrued liabilities.

Net cash provided by operating activities was $8.6 million for the six months ended June 30, 2018.

In the first six months of 2018, our cash provided by operating activities was affected by the following principal factors:

•          our net income of $5.3  million;

•          a $3.5  million of depreciation expenses;

•          a $1.8  million increase in deferred revenues paid in advance;

•          a $1.0 million increase in stock based compensation expenses; and

•          a $7.0 million decrease in inventories, net of write-offs.

These factors were offset by:

• a $10.2 million decrease in trade payables and accrued liabilities.

 Net cash used in investing activities was approximately $8.6 million in the first six months of 2019 attributed to the purchase of property and equipment of $6.7 million and the purchase of intangible assets of $2.8 million, partially offset by release of a long and short – term bank deposit of $0.9 million, compared to $5.3 million used in investing activities in the first six months of 2018, entirely attributed to the purchase of property and equipment of $4.0 million and the purchase intangible assets of $1.3 million.

Net cash provided by financing activities was approximately $9.2 million in the first six months of 2019, attributed to proceeds of a short – term bank credits and loans of $8.9 million and proceeds from exercises of share options of $0.3 compared to $0.4 million provided by financing activities in the first six months in 2018 attributed to proceeds from exercises of share options of $0.4 million.

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the lenders will be sufficient for our requirements through at least the next 12 months.